Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our ratio of earnings to fixed charges for the periods indicated:

	Successor		Predecessor
	Nine Months Ended September 30,	October 2 Through December 31,	January 1 Through October 1,	Year Ended December 31,
	2013	2012	2012	2011	2010		2009	2008
	(dollars in millions)
Income (loss) before income taxes	$(288)	$(113)	$121	$(575)	$(453)		$(1,155)	$327
Less:
Undistributed earnings (losses) from continuing operations	—	—	—	—	(62)		(72)	(40)
Add:
Interest expense and other financing costs, including loss on extinguishment of debt	78	16	97	360	363		446	428
Interest component of rental expense	1	—	1	116	99		147	147
Earnings (loss) as adjusted	$(209)	$(97)	$219	$(99)	$71		$(490)	$942
Fixed charges:
Interest expense and other financing costs, including loss on extinguishment of debt	$78	$16	$97	$360	$363		$446	$428
Capitalized interest	1	—	5	12	15		24	23
Interest component of rental expense	1	—	1	116	99		147	147
Fixed charges	$80	$16	$103	$488	$477		$617	$598
Ratio of earnings to fixed charges	(a)	(a)	2.13	(a)		(a)	(a)	1.57

(a)                   For the years ended December 31, 2009, 2010,  2011, for the period from October 2 through December 31, 2012 and the nine months ended September 30, 2013 earnings were insufficient to cover fixed charges by $1,107, $406, $587, $113 and $289, respectively.